

August 1, 2012

<u>Via Email</u>
Robert Rasmus
Co-Chief Executive Officer
Hi-Crush Partners LP
Three Riverway, Suite 1550
Houston, TX 77056

> **Re:** **Hi-Crush Partners LP**
> **Registration Statement on Form S-1**
> **Filed July 25, 2012**
> **File No. 333-182574**

Dear Mr. Rasmus:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Form S-1</u>

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 87</u>

<u>Liquidity and Capital Resources</u>

<u>Subordinated Promissory Notes, page 98</u>

1.   We note your disclosure which states that you will assume all indebtedness and use a portion of the net proceeds from this offering to repay such assumed debt appears to be inconsistent with the disclosure throughout the document based on the restructuring of the offering. Please clarify or revise.

Part II

Item 17

2.   It appears that the undertaking requested by Item 512(f) of Regulation S-K has been removed. Please revise or advise.

Exhibits

Exhibit 8.1

3.   Currently the opinion states that the discussion of material tax consequences contained in the prospectus "insofar as [it] purports to constitute a summary of U.S. federal income tax law and regulations or legal conclusions …" is the opinion of Vinson & Elkins. Please re-file an opinion without the quoted parenthetical, as it inappropriately qualifies the opinion.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        You may contact Jamie Kessel at (202) 551-3727 or Angela Halac at (202) 551-3398 if you have questions regarding comments on the financial statements and related matters. You may contact George Schuler, Mining Engineer, at (202) 551-3718 with questions regarding engineering comments. Please contact Jay Williamson at (202) 551-3393 or Jim Lopez at (202) 551-3536 with any other questions.

                                        Sincerely,

                                        /s/ James Lopez (for)

                                        John Reynolds
                                        Assistant Director